UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Mistras Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34481	22-3341267
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

195 Clarksville Road, Princeton Junction, New Jersey	08550
(Address of principal executive offices)	(Zip Code)

Michael C. Keefe; Tel. 609-716-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy Mistras Group, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and a copy is available at the registrant’s website at http://investors.mistrasgroup.com/sec.cfm.

Item 1.02 Exhibits

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MISTRAS GROUP, INC.

By:	/s/ Sotirios J. Vahaviolos	Date: June 2, 2014
Sotirios J. Vahaviolos
Chairman, President and Chief Executive Officer